Filed by Kayne Anderson Energy Total Return Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN:

Kayne Anderson Energy Total Return Fund, Inc.

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY JUNE 28, 2018

Recently, we sent you proxy material regarding the Special Meeting of Stockholders scheduled for June 28, 2018. Our records indicate that we have not received your voting instructions.

We urge you to vote as soon as possible in order to allow the Funds to obtain a sufficient number of votes to hold the meeting as scheduled. Join your fellow shareholders and vote today!

If you have any questions or would like to vote, please call the number listed below:

1-833-795-8494

Your vote is important no matter how many shares you own. Please vote promptly so your vote can be received by the June 28, 2018 meeting of stockholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

Vote live with a Proxy Specialist – You may cast your vote live with a proxy specialist, quickly and easily, and have proxy related questions answered, by calling toll free: 1-833-795-8494.

Vote via the Internet – You may cast your vote using the Internet by logging onto the Internet address located on your proxy ballot(s) and following the instructions on the website. www.proxyvote.com

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the proxy ballot(s) that you received.

THANK YOU FOR VOTING